Filed by British American Tobacco p.l.c.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.

Commission File No.: 001-32258

Form F-4 File No.: 333-217939

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT. INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW BAT SHARES BASED ON THIS ANNOUNCEMENT.

BRITISH AMERICAN TOBACCO P.L.C.

Publication of Circular and Prospectus in connection with the Proposed Acquisition of Reynolds American Inc.

British American Tobacco p.l.c. (“BAT”) is pleased to announce that the UK Listing Authority has approved a Class 1 circular (the “Circular”) and a prospectus (the “Prospectus”) (dated 14 June 2017) in relation to its recommended offer to acquire the remaining 57.8% of Reynolds American Inc. (“Reynolds”) that it does not already own (the “Proposed Acquisition”).

The Circular contains a notice convening a general meeting of BAT, which is to be held at 2.00pm on 19 July 2017 at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom, at which the resolution to approve the Proposed Acquisition and the authority for the Directors of BAT to allot and issue new BAT shares in connection with the Proposed Acquisition will be proposed.

The Prospectus relates to the proposed issue of new ordinary shares in connection with the Proposed Acquisition and the application for admission of new ordinary shares to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange.

Subject to the satisfaction or waiver of the conditions as set out in the merger agreement, including approval of shareholders of both BAT and Reynolds, the expected effective date of the completion of the Proposed Acquisition is on or around 25 July 2017.

Availability of the Circular and Prospectus

Copies of the Circular will be circulated in hard copy to those BAT shareholders who have elected to receive it in that form. Other BAT shareholders will be sent notification that the Circular is available online. The Circular and the Prospectus will be made available in electronic form on BAT’s website at http://www.bat.com/reynolds and will be available for inspection at the Company’s registered office at Globe House, 4 Temple Place, London WC2R 2PG, between the hours of 9.30am and 5.30pm on any Business Day from today’s date up to and including the conclusion of the Proposed Acquisition.

The Circular, together with related forms of proxy, and the Prospectus have also been submitted to the National Storage Mechanism, where they will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

14 June 2017

ENQUIRIES

British American Tobacco Press Office

+44 (0) 20 7845 2888 (24 hours) | @BATPress

British American Tobacco Investor Relations

Mike Nightingale / Rachael Brierley / Sabina Marshman

+44 (0) 20 7845 1180 / 1519/ 1781

FTI Consulting (UK PR agency)

John Waples: +44 (0)20 3727 1515

Edward Bridges: +44 (0)20 3727 1067

David Waller: +44 (0)20 3727 1651

Sard Verbinnen & Co. (US PR agency)

US: George Sard / Jim Barron: +1 212 687 8080

UK: Michael Henson: +44 (0)20 3178 8914

Centerview Partners

UK: Nick Reid / Hadleigh Beals: +44 (0)207 409 9700

US: Blair Effron: +1 212 380 2650

Deutsche Bank

UK: Nigel Meek / James Ibbotson

Matt Hall / Jimmy Bastock (Corporate Broking)

+44 (0)207 545 8000

US: James Stynes: +1 212 250 2500

UBS

John Woolland / James Robertson

David Roberts / Alia Malik (Corporate Broking)

+44 (0)207 568 1000

NOTES TO EDITORS

About BAT

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2016.

Centerview Partners, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are joint corporate brokers to BAT and acting as joint sponsors to BAT in relation to the transaction described in this announcement. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on the transaction described in this announcement.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Centerview Partners is acting exclusively for BAT and no one else in connection with the transaction described in this announcement. Centerview Partners will not regard any other person as its client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of Centerview Partners or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker and joint sponsor to BAT. DB are acting exclusively for BAT and no one else in connection with the transaction described in this announcement. DB will not regard any other person as their client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of DB or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS Limited is acting exclusively for BAT and no one else in connection with the transaction described in this announcement. UBS Limited will not regard any other person as its client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, none of Centerview Partners, DB or UBS Limited accepts any responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with BAT or the transaction described in this announcement, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Centerview Partners, DB and UBS Limited accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

For further information

A copy of this announcement will be made available, subject to certain jurisdiction restrictions, on BAT’s website at BATReynolds.transactionannouncement.com. For the avoidance of doubt, the contents of this website is not incorporated into and does not form part of this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than the United States or the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United States or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this announcement and formal documentation relating to the transaction will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Doing so may render invalid any related purported vote in respect of the transaction.

Forward looking statements

Certain statements in this communication regarding the Proposed Acquisition, the expected timetable for completing the Proposed Acquisition, the benefits and synergies of the Proposed Acquisition, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Acquisition will be satisfied and the Proposed Acquisition will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Acquisition; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Acquisition; the effect of the announcement of the Proposed Acquisition, and related uncertainties as to whether the Proposed Acquisition will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Acquisition. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Acquisition by BAT.

BAT has filed relevant materials with the SEC, including a registration statement on Form F-4 that includes a proxy statement of Reynolds that also constitutes a prospectus of BAT. On 14 June 2017, the SEC declared the registration statement effective. Reynolds commenced mailing the definitive proxy statement/prospectus to holders of Reynolds common stock on or about 14 June 2017. Investors and security holders are urged to read the definitive proxy statement/prospectus, which was also filed with the SEC on 14 June 2017, together with all other relevant documents filed with the SEC, because they contain important information about the Proposed Acquisition. Investors and security holders may obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT using the contact information above.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Acquisition. Nonetheless, BAT and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Acquisition. Information about such parties and a description of their interests are set forth in BAT’s 2016 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and Reynolds’s annual report for the year ended 31 December 2016, which was filed on Form 10-K with the SEC on 9 February 2017, Reynolds’s Form 10-K/A, which was filed with the SEC on 20 March 2017 and Reynolds’s definitive proxy statement/prospectus, which was filed with the SEC on 14 June 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties is also included in the materials that BAT has filed with the SEC in connection with the Proposed Acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the UK Financial Services and Market Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.